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Over 1 Million XM Customers and Growing...


DELPHI
JAZZ & BLUES
DIRECT
Bluesville 74
B.B. KING
Take It Home
SKYFi Audio System by Delphi

2003 Annual Report

Dear Shareholders:



Gary Parsons
Chairman

Hugh Panero
President and CEO

2003 was a monumental year for XM Satellite Radio, as we continued to grow rapidly and strengthen our position as the nation's leading provider of satellite radio. We ended the year with more than 1.36 million subscribers, representing a gain of more than one million new net subscribers. In April of 2004, XM announced that it had surpassed 1.68 million subscribers and is on pace to achieve its 2004 goal of exceeding 2.8 million subscribers by year-end.

XM launched several major initiatives in early 2004. We recently began offering 100 percent commercial-free music. Today, XM offers the most music content and the most commercial-free programming in the satellite radio industry. We also launched our in-depth Instant Traffic & Weather service, featuring the most up-to-date traffic and weather information for 16 major metro areas, expanding to 21 later this year. XM's 2004 lineup offers more than 120 digital channels for a $9.99 monthly subscription fee.

These efforts follow the major milestones and outstanding achievements of 2003, including:

Record-Setting Subscriber Growth: XM's year-end tally of more than 1.36 million subscribers included more than 430,000 net subscriber additions during the fourth quarter of 2003 – the biggest quarter in XM history. Over 23,000 XM subscriptions were activated on December 25 alone – XM's biggest single activation day ever. We surpassed the one million subscriber mark in October, only 23 months after our national launch. XM hit one million at a faster rate than cable TV, the CD player and the MP3 player.

Expansion of XM Radio in New Vehicles: Much of XM's success in 2003 was attributable to the strong support of our automotive partners and strategic investors, General Motors and American Honda. General Motors made XM a factory-installed feature on more than 40 new GM models expanding to over 50 2005 models by the end of 2004. GM recently celebrated the one millionth GM vehicle manufactured with XM factory-installed. American Honda made XM a standard factory-installed feature on several of its top-selling Honda and Acura models. For the 2005 model year, American Honda will double its 2004 model year production. XM is also offered as a factory or dealer-installed option in select 2004 Toyota, Lexus, Scion, Infiniti, Nissan and Audi models, adding availability in Volkswagen models later this year.

Launch of New Products at Retail: The SKYFi remained the best-selling satellite radio receiver in 2003. XM and Delphi introduced the Roady, the smallest and lightest satellite radio in the industry and the first to be priced under $120. *BusinessWeek* magazine named the Roady a "Best Product of 2003." We achieved a major technology breakthrough with the ultra-thin XM Micro Antenna – the smallest satellite radio antenna available. We expanded our product portfolio with the XMCommander universal receiver and XMDirect, a revolutionary device that can be connected to a wide range of satellite radio car stereo brands via a growing lineup of Smart Digital Adaptors. XM and Alpine also recently introduced the first in-dash CD receiver with a fully-integrated XM radio, eliminating the need for a separate XM tuner box.

Critically-Acclaimed Programming: *Fortune* called XM "the HBO of satellite radio" and *The New York Times* gave a glowing review of XM's music programming, calling satellite radio "...the closest you can come nowadays to going to Radio Heaven." In 2003, XM continued to focus on creating outstanding music, news, talk and sports programming, winning a number of awards, including four prestigious New York Festivals Awards.

Strong Financial Performance: In 2003, we continued to execute our business plan by aggressively reducing our cost to add each new subscriber while dramatically increasing revenue. We improved our financial strength with financing packages of over $875 million and de-leveraged our balance sheet by eliminating over $280 million in future value debt, convertible notes and preferred stock. These improved financial measures combined with XM's continued business execution were rewarded in the financial markets through a dramatic increase in the value of our publicly traded securities.

We thank you for all your support in 2003. We look forward to making 2004 an even bigger success.

Gary Parsons
Chairman

Hugh Panero
President and CEO


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The smallest and lightest satellite radio available, XM Roady was selected as a "Best Product of 2003" by *BusinessWeek*.

Factory-installed in over one million GM vehicles and available in over 50 2005 GM models.

GM




AUTO 72
11:53 REAL JAZZ

Factory-installed as a standard feature on Acura RL, Acura TL and select Honda Accord EX models.

HONDA

ACURA

XM Takes to the Skies and Rental Vehicles

In 2003, Avis expanded the availability of XM service to its luxury and premium vehicles. Avis customers renting luxury or premium vehicles can now get XM Radio at no additional charge. Many XM customers first experienced XM through an Avis vehicle rental. *XM also recently announced that it will provide in-flight audio entertainment on AirTran Airways and JetBlue Airways flights.* The XM in-flight service will be introduced this fall on both airlines, who together carry more than 20 million passengers each year.

AVIS We try harder. | jetBlue AIRWAYS | AirTran AIRWAYS

XM Introduces NavTraffic



XM recently announced the nation's first satellite traffic information service for vehicle navigation systems. XM NavTraffic enables an on-board navigation system to display current information about traffic incidents, average traffic speed along specific roadways and actual travel times based on traffic conditions. XM NavTraffic will debut this fall as a standard feature on the new 2005 Acura RL. Later this year, General Motors is expected to offer the service as an optional integrated feature on select 2005 Cadillac CTS vehicles. XM NavTraffic is powered by NAVTEQ Traffic, a new product from NAVTEQ, the leading global provider of digital map data for vehicle navigation systems.

XM NAVTRAFFIC™ powered by NAVTEQ TRAFFIC

XM Launches New Channels

XM recently launched the MSNBC news channel and two political talk channels, America Left and America Right, with outspoken radio personalities offering progressive and conservative points of view. We enhanced our commercial-free music channel lineup with new rock, alternative, pop and country channels. *Our talented programming staff continues to receive rave reviews from the media and XM customers nationwide.*

MSNBC

America Left

America Right

Lucy

the blend

Highway 16

Squizz



100% Commercial-Free MUSIC
XM ORIGINAL PROGRAMMING

XM Instant
Traffic & Weather



The Most Commercial-Free Music and The Best Traffic & Weather

All XM music channels are now 100% commercial-free. From Rock to Jazz, Classical to Hip-Hop, Country to R&B, XM offers 68 original music channels that can't be heard any place else. XM is the destination for music lovers, who can enjoy their favorite music genre without commercial interruption. The new XM Instant Traffic & Weather channels provide in-depth traffic and weather information, 24-hours a day for major metro markets nationwide. These traffic and weather channels supplement XM's 101 channel lineup of music, news, sports, talk, comedy and children's programming. From MTV to FOX News, CNBC to our exclusive NASCAR Radio channel, Radio Disney to ESPN, XM offers something for everyone.

"I like to put XM on when I have people over. It's not limited to one person's taste of what's a hit. I believe music with no commercials – sounds like a revolution to me."

– Melissa Etheridge



ONE MILLION CUSTOMERS
XM NATION
CELEBRATION
VIP

The XM Nation Grows – Over 1 Million Customers in 2003



In October, XM celebrated its one millionth customer milestone with an on-air "XM Nation Celebration" hosted by the legendary Quincy Jones. Acclaimed artists Cassandra Wilson, Shelby Lynne, Marty Stuart, Kenny Wayne Shepherd, Musiq, and comedian Lewis Black performed live from XM's broadcast center in Washington, D.C., as XM subscribers nationwide tuned in. XM surpassed one million subscribers in less than 2 years after its national debut, firmly establishing itself as a new mass-market entertainment medium.

"What makes XM special is that it's a mixture of science and soul."

– Quincy Jones

Award-Winning Satellite Radio Products



XM offers the broadest and most advanced lineup of plug-and-play radios and car stereo systems – plus the smallest and lightest receivers and antennas in the industry. From the award-winning Delphi SKYFi receiver for the car, home or boombox – the best-selling satellite radio nationwide, to the compact, affordably-priced Roady, to the sleek XMCommander that integrates seamlessly on any dash, XM has a solution for any vehicle or home stereo. Alpine, Pioneer and Sony carry a broad selection of XM Ready car stereos. And XMDirect tuner modules can be connected to many other car stereo brands. These products are available at retailers nationwide, including Best Buy, Circuit City and Wal-Mart.



America's #1 Satellite Radio Service

XM can be added to any existing home or car stereo or taken virtually anywhere with the award-winning XM boombox, available at electronics retailers including:

BEST BUY · circuit city · crutchfield.com · SEARS · WAL★MART

Sound Advice · Tweeter · CAR· A better way to go. · ULTIMATE ELECTRONICS · good guys

XM is available in over 80 2004 vehicle models, expanding to over 100 in the 2005 model year.

CHEVROLET · PONTIAC · Oldsmobile · BUICK

GMC · Cadillac · SATURN · HUMMER · SAAB

ISUZU · HONDA · ACURA · NISSAN · INFINITI

TOYOTA · LEXUS · Audi

XM SATELLiTE RADiO

1500 Eckington Place NE Washington DC 20002
P 202 380 4000 | F 202 380 4500 | www.xmradio.com